UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 18, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2006 Third Quarter Financial Results
October 16, 2006
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the third fiscal quarter ended August 31, 2006. All amounts are reported in U.S. dollars and in accordance with U.S. GAAP.
For the third quarter of 2006, OSI Geospatial reported revenue of $4.3 million, up from $2.6 million for the same quarter in 2005. The $1.7 million increase includes $2.0 million in land and air systems revenue gained through the company’s U.S. systems operations, and a $210,000 increase in mapping revenue. Marine systems revenue decreased $534,000 due to the timing of contract awards.
For the third quarter of 2006, the company reported a net loss of $766,000 compared to a net loss of $308,000 for the same quarter in 2005. The net loss in the third quarter of 2006 was primarily attributable to lower gross profits from the marine systems business and higher public company expenses. The net loss available to common shareholders was $953,000 or $0.03 per share for the third quarter of 2006 compared to the net loss available to common shareholders of $1.0 million or $0.04 per share in the prior year’s quarter.
“In the third quarter we successfully closed on more than $8.8 million in new business, with the majority coming from the U.S. defense market. Our expansion in the U.S. market is an extremely important aspect of our growth strategy,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “We remain on track to meet our guidance and achieve all of our strategic objectives for fiscal 2006.”
Third Quarter Highlights
▪	Signed $2.3 million in contracts with the U.S. Army to provide its command and control technology

▪	Secured $1.5 million in contracts with the U.S. Air Force for its training systems technology

▪	Awarded its first European commercial shipping order from Peter Dohle Schiffahrts of Hamburg, Germany

▪	Awarded the first new build commercial shipping order from Teekay Shipping Corporation of Vancouver, BC

▪	Signed a teaming agreement with L-3 Communications to pursue world-wide naval opportunities

▪	Signed $1.4 million in contracts with the U.S. Army for its command and control technology

▪	Secured a $1.9 million contract with the New Zealand Navy to provide maintenance and support for their navigation systems
Outlook
“Since the quarter’s end, we have been awarded a $3.8 million contract from the U.S. Defense Threat Reduction Agency and successfully secured a new mapping customer, the U.S. Department of Agriculture. And, most recently, we announced that our COP product has been provided to the U.S. Joint Unmanned Systems Common Control program and will be used for the U.S. Littoral Combat Ship program,” continued Mr. Kirkpatrick, president and CEO of OSI Geospatial. “Acquiring our U.S. operations this year has been instrumental in gaining key access to the U.S. defense market.”

OSI Geospatial Inc.	|	Suite 107-930 West 1st Street	|	tel +1 604 904 4600 | fax +1 604 987 2555
		North Vancouver, BC V7P 3N4 Canada		www.osigeospatial.com

News Release
Management has outlined the following goals for the fiscal year ending November 30, 2006 and is pleased to report that all strategic objectives for 2006 will be achieved:
1.	Revenue in the range of $24 million to $28 million
•	Reported $14.1 million in revenue for the first three quarters of fiscal 2006

•	Secured more than $13 million in business since the end of the second quarter

•	Expect revenue in the range of $24 million to $26 million for fiscal 2006
2.	Demonstrate U.S. market penetration by winning a significant U.S. Navy contract
•	Signed a $1.8 million contract with L-3 Communications for the delivery of our Common Operational Picture (COP) product for a significant U.S. Navy new build program that will build the DDG 1000 Zumwalt Class naval destroyers. The DDG 1000 class is the next generation destroyer for the U.S. Navy.

•	COP technology slated for deployment in the U.S. Navy’s Littoral Combat Ship Program as part of the U.S. Joint Unmanned Systems Common Control mission package
3.	Demonstrate market development in the company’s existing customer base by securing a significant prime contract from the British Royal Navy
•	The company was unable to close this contract by August 31, 2006 due to longer than expected contract negotiations. The company is confident that it will close this contract and recognize a portion of the revenue in the fourth quarter of 2006.
4.	Expand the company’s customer base by securing one new customer in each of the three defense domains: air, land, and sea
•	Announced contracts with the U.S. Office of the Naval Research (sea), Royal Norwegian Navy (sea), U.S. Air Force Command and Control Battle Lab (air) and U.S. Defense Threat Reduction Agency (land)
5.	Accelerate U.S. and international market penetration by signing a teaming agreement with a top-tier defense contractor
•	Signed a teaming agreement with L3 Communications to pursue opportunities in the worldwide naval market
6.	Diversify into new market sectors by leveraging the company’s core navigation technology in the development of new products
•	Launched the S-VDR product for the commercial shipping market in response to a government mandate that requires all ships greater than 3,000 gross tons to install this technology by 2010

•	Signed a contract with the U.S. Defense Threat Reduction Agency to develop a GPS denied handheld personal navigation product for military and homeland defense markets
Conference Call
OSI Geospatial will present the results from the 2006 third quarter at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time), October 16, 2006. The conference call can be accessed on the company’s investor site at www.osigeospatial.com. To listen to the conference call live by telephone, dial +1-866-400-2280 for participants in North America and +1-416-850-9143 for Toronto area and international participants approximately ten minutes before the start time. A telephone playback will be available for seven business days, beginning approximately two hours after the call. To listen to the replay, North American callers please dial +1-866-245-6755 and international callers please dial +1-416-915-1035. Enter access code 958124.

News Release
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information (including those in the section entitled “Outlook”) are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2006 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

News Release
OSI Geospatial Inc.
Consolidated Balance Sheets (Unaudited)
(in thousands of U.S. dollars, U.S. GAAP )

		November 30,
	August 31, 2006	2005
Assets

Current assets
Cash and cash equivalents	$913	$8,222
Marketable securities	76	—
Restricted cash	60	190
Accounts receivable	6,534	9,419
Income taxes recoverable	23	—
Inventory	1,300	938
Prepaid expenses and deposits	825	532

	9,731	19,301
Plant and equipment	1,009	869
Intangible and other assets	762	626
Goodwill	8,135	406

	$19,637	$21,202

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$2,787	$3,360
Income taxes payable	—	242
Unearned revenue	887	454

	3,674	4,056

Deferred income taxes	227	201

	3,901	4,257

Stockholders’ Equity

Issued and outstanding
30,262 Class A Series A preference shares (2005 — 30,262)	19	19
317,240 Class B Series 2 preference shares (2005 — 341,240)	8,992	9,041
32,937,048 common shares (2005 — 30,367,309)	16,885	15,145

	25,896	24,205
Warrants	4,286	4,286

Additional paid in capital	3,765	3,900

Accumulated deficit	(20,829)	(17,736)

Accumulated other comprehensive income	2,618	2,290

	15,736	16,945

	$19,637	$21,202

News Release
OSI Geospatial Inc.
Consolidated Statements of Loss (Unaudited)
(in thousands of U.S. dollars except share numbers and loss per share, U.S. GAAP)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2006	2005	2006	2005
Revenue
Marine systems	$1,240	$1,774	$4,958	$4,146
Land and air systems	2,022	—	6,244	—
Mapping	1,054	844	2,917	1,843

	4,316	2,618	14,119	5,989

Cost of sales	2,913	1,146	8,927	3,195

Gross profit	1,403	1,472	5,192	2,794

Expenses
General and administrative	1,460	863	4,320	2,542
Engineering	389	410	1,382	1,043
Sales and marketing	510	566	1,668	1,559
Depreciation and amortization	142	77	412	185
Interest expense	3	3	15	20
Interest income	—	(60)	(20)	(92)
Foreign exchange loss (gain)	(18)	104	(18)	128
Loss on sale of fixed assets	2	—	2	—
Technology Partnerships Canada royalty	55	56	220	131
Technology Partnerships Canada contribution	(227)	(298)	(731)	(892)

	2,316	1,721	7,250	4,624

Loss before income taxes	(913)	(249)	(2,058)	(1,830)

Income tax expense (recovery)
Deferred income tax expense (recovery)	(60)	73	(67)	(21)
Current income tax expense (recovery)	(87)	(14)	7	68

	(147)	59	(60)	47

Net loss	(766)	(308)	(1,998)	(1,877)

Net loss available to common shareholders	$(953)	$(1,025)	$(3,074)	$(6,806)

Loss per share
Basic	(0.03)	(0.04)	(0.10)	(0.25)
Diluted	(0.03)	(0.08)	(0.10)	(0.25)

Weighted average number of common shares outstanding
Basic	32,891,635	27,556,109	32,160,508	27,510,254
Diluted	32,891,635	49,240,815	32,160,508	27,510,254

News Release
OSI Geospatial Inc.
Consolidated Statements of Cash Flows (Unaudited)
(in thousands of U.S. dollars, U.S. GAAP)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2006	2005	2006	2005

Cash flows from (used in) operating activities
Net loss for the period	$(766)	$(308)	$(1,998)	$(1,877)
Items not affecting cash
Depreciation and amortization	191	122	580	286
Stock-based compensation	—	24	104	37
Deferred income taxes	(60)	74	(67)	(3)

	(635)	(88)	(1,381)	(1,557)

Changes in non-cash working capital items
Accounts receivable	690	(520)	4,326	1,456
Inventory	(190)	(78)	(300)	(276)
Prepaid expenses and deposits	(151)	(263)	(59)	(417)
Accounts payable and accrued liabilities	(166)	240	(1,315)	620
Income taxes payable	(85)	166	(256)	226
Unearned revenue	12	272	390	266

	110	(183)	2786	1,875

	(525)	(271)	1,405	318

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	(4)	—	(8,127)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	(33)	—	(1,005)
Decrease (increase) in marketable securities	16	—	(143)	—
Decrease (increase) in restricted cash	—	(11)	129	(186)
Additions (reductions) to plant and equipment	4	(42)	(83)	(125)
Additions to intangibles and other assets	(16)	(43)	(109)	(74)

	—	(129)	(8,333)	(1,390)

Cash flows from (used in) financing activities
Payment to operating line of credit	—	(163)	—	(163)
Issue of common shares	53	1	60	1
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	—	—	13,798
Repurchase of Class B Series 1 preference shares	—	—	—	(40)
Class B preference Series 2 preference shares — issue costs	—	(40)	—	(2,298)
Class B preference share dividends declared and paid	—	—	(527)	(202)

	53	(202)	(467)	11,096

Translation adjustment	(34)	(388)	86	(560)

Increase (decrease) in cash	(506)	(990)	(7,309)	9,464

Cash and cash equivalents — beginning of period	1,419	10,665	8,222	211

Cash and cash equivalents — end of period	$913	$9,675	$913	$9,675

OSI Geospatial Inc.
(formerly Offshore Systems International Ltd.)
Interim Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

OSI Geospatial Inc.	U.S. GAAP
Consolidated Balance Sheets (unaudited)
(Incorporated under the laws of the Province of British Columbia, Canada)
(expressed in thousands of U.S. dollars)

	August 31, 2006	November 30, 2005
Assets

Current assets
Cash and cash equivalents	$913	$8,222
Marketable securities	76	—
Restricted cash	60	190
Accounts receivable (note 6)	6,534	9,419
Income taxes recoverable	23	—
Inventory (note 7)	1,300	938
Prepaid expenses and deposits	825	532

	9,731	19,301

Plant and equipment	1,009	869
Intangible and other assets	762	626
Goodwill (note 5)	8,135	406

	$19,637	$21,202

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$2,787	$3,360
Income taxes payable	—	242
Unearned revenue	887	454
	3,674	4,056
Deferred income taxes	227	201

	3,901	4,257

Stockholders’ Equity

Issued and outstanding
30,262 Class A Series A preference shares (2005 — 30,262) (note 8(a))	19	19
317,240 Class B Series 2 preference shares (2005 — 341,240)	8,992	9,041
32,937,048 common shares (2005 — 30,367,309) (note 8(b))	16,885	15,145

	25,896	24,205

Warrants	4,286	4,286

Additional paid in capital	3,765	3,900

Accumulated deficit	(20,829)	(17,736)

Accumulated other comprehensive income	2,618	2,290

	15,736	16,945

	$19,637	$21,202

Contingency (note 9)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Loss (unaudited)
(expressed in thousands of U.S. dollars — except share numbers and values)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2006	2005	2006	2005
Revenue
Marine systems	$1,240	$1,774	$4,958	$4,146
Land and air systems	2,022	—	6,244	—
Mapping	1,054	844	2,917	1,843

	4,316	2,618	14,119	5,989

Cost of sales	2,913	1,146	8,927	3,195

Gross profit	1,403	1,472	5,192	2,794

Expenses
General and administrative	1,460	863	4,320	2,542
Engineering	389	410	1,382	1,043
Sales and marketing	510	566	1,668	1,559
Depreciation and amortization	142	77	412	185
Interest expense	3	3	15	20
Interest income	—	(60)	(20)	(92)
Foreign exchange loss (gain)	(18)	104	(18)	128
Loss on sale of fixed assets	2	—	2	—
Technology Partnerships Canada royalty	55	56	220	131
Technology Partnerships Canada contribution	(227)	(298)	(731)	(892)

	2,316	1,721	7,250	4,624

Loss before income taxes	(913)	(249)	(2,058)	(1,830)

Income tax expense (recovery) (note 11)
Deferred income tax expense (recovery)	(60)	73	(67)	(21)
Current income tax expense (recovery)	(87)	(14)	7	68

	(147)	59	(60)	47

Net loss	(766)	(308)	(1,998)	(1,877)

Net loss available to common shareholders (note 8(d))	$(953)	$(1,025)	$(3,074)	$(6,806)

Loss per share (note 8(d))
Basic	(0.03)	(0.04)	(0.10)	(0.25)
Diluted	(0.03)	(0.08)	(0.10)	(0.25)

Weighted average number of common shares outstanding (note 8(d))
Basic	32,891,635	27,556,109	32,160,508	27,510,254
Diluted	32,891,635	49,240,815	32,160,508	27,510,254
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
For the nine months ended August 31, 2006
(expressed in thousands of U.S. dollars)

	Number	Amount
Class A preference shares
Balance at November 30, 2005	30,262	$19

Balance at August 31, 2006	30,262	$19

Class B preference shares
Balance at November 30, 2005	341,240	$9,041
Accretion of discount on Class B preference shares	—	548
Class B preference shares converted to common shares	(24,000)	(669)
Tax benefit related to share issue costs	—	72

Balance at August 31, 2006	317,240	$8,992

Common shares
Balance at November 30, 2005	30,367,309	$15,145
Shares Issued to CHI shareholders (note 5)	1,067,975	753
Class B preference shares converted to common shares	1,411,764	928
Exercise of stock options	90,000	59

Balance at August 31, 2006	32,937,048	$16,885

Warrants
Balance at November 30, 2005	13,788,365	$4,286

Balance at August 31, 2006	13,788,365	$4,286

Additional paid-in capital
Balance at November 30, 2005		$3,900
Class B preference shares converted to common shares		(239)
Stock-based compensation		104

Balance at August 31, 2006		$3,765

Accumulated deficit
Balance at November 30, 2005		$(17,736)
Accretion of discount on Class B preference shares		(548)
Class B preference shares converted to common shares		(20)
Dividends on Class B preference shares		(527)
Net loss for the period		(1,998)

Balance at August 31, 2006		$(20,829)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at November 30, 2005		$2,290
Adjustment for the three months ended February 28, 2006		148
Adjustment for the three months ended May 31, 2006		217
Adjustment for the three months ended August 31, 2006		(37)

Balance at August 31, 2006		$2,618

Total stockholders’ equity		$15,736

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Consolidated Statement of Cash Flows (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

	Three Months Ended		August 31,	Nine Months Ended August 31,
	2006	2005	2006		2005

Cash flows from (used in) operating activities
Net loss for the period	$(766)	$(308)		$(1,998)	$(1,877)
Items not affecting cash
Depreciation and amortization	191	123		580	286
Stock-based compensation	—	24		104	37
Deferred income taxes	(60)	73		(67)	(3)

	(635)	(88)		(1,381)	(1,557)

Changes in non-cash working capital items
Accounts receivable	690	(520)		4,326	1,456
Inventory	(190)	(78)		(300)	(276)
Prepaid expenses and deposits	(151)	(263)		(59)	(417)
Accounts payable and accrued liabilities	(166)	240		(1,315)	620
Income taxes payable	(85)	166		(256)	226
Unearned revenue	12	272		390	266

	110	(183)		2786	1,875

	(525)	(271)		1,405	318

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired	(4)	—		(8,127)	—
Purchase of Mapcon Mapping Consultants Inc., net of cash acquired	—	(33)		—	(1,005)
Decrease (increase) in marketable securities	16	—		(143)	—
Decrease (increase) in restricted cash	—	(11)		129	(186)
Additions (reductions) to plant and equipment	4	(42)		(83)	(125)
Additions to intangibles and other assets	(16)	(43)		(109)	(74)

	—	(129)		(8,333)	(1,390)

Cash flows from (used in) financing activities
Payment to operating line of credit	—	(163)		—	(163)
Issue of common shares	53	1		59	1
Issue of Class B Series 2 preference shares and warrants, net of issue costs	—	—		—	13,798
Repurchase of Class B Series 1 preference shares	—	—		—	(40)
Class B preference Series 2 preference shares — issue costs	—	(40)		—	(2,298)
Class B preference share dividends declared and paid	—	—		(527)	(202)

	53	(202)		(468)	11,096

Translation adjustment	(34)	(388)		87	(560)

Increase (decrease) in cash	(506)	(990)		(7,309)	9,464

Cash and cash equivalents — beginning of period	1,419	10,665		8,222	211

Cash and cash equivalents — end of period	$913	$9,675		$913	$9,675

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
1)	Basis of presentation

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as the Company. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and all amounts herein have been expressed in U.S. dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 13.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2)	Nature of Operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial Inc.’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. Collectively, OSI Geospatial and its subsidiaries are referred to as the Company. Beginning in the first quarter of fiscal 2006, we have changed our financial reporting in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs.

The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit (formally the Geomatics business unit) provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3)	Adoption of Accounting Policies

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.

Prior to December 1, 2005, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25,

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
“Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The Company did not recognize stock-based compensation costs in its consolidated statements of loss for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective December 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .

As a result of adopting SFAS 123(R) on December 1, 2005, the Company’s loss before income taxes and net loss for the three and nine month periods ended August 31, 2006 increased by $3 thousand and $10 thousand respectively.

4)	Accounting changes

a) Change in reporting currency

Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the cumulative translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.

b) Recent pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial statements.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
December 15, 2006. The adoption of FIN 48 will not have a material impact on the Company’s consolidated financial statements

5)	Acquisitions

a) CHI Systems Inc.

On December 14, 2005, the Company acquired CHI Systems Inc., a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at December 14, 2005, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values at December 14, 2005. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and will be finalized before November 30, 2006. The final allocation may be subject to refinement based on the final review by an independent business valuator.

Assets
Current assets	$2,058
Plant and equipment	225
Intangible and other assets	375
Goodwill	7,725

Total assets acquired	$10,383

Liabilities
Current liabilities not including deferred tax liabilities	715
Deferred tax liabilities	165

Total liabilities assumed	$880

Net assets acquired (cash and common share consideration)	$8,849
Direct acquisition costs incurred by the Company	654

Total acquisition costs	9,503
Less fair value of net identifiable assets acquired	1,778

Goodwill	$7,725

Cash of acquired operations	$627

The fair value of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI Systems.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
The following table presents details of the purchased intangible assets:

	Estimated useful life	Amount

Patents	5 years	$130
Customer contracts	2 to 36 months	135
Customer relationships	indefinite	110

Total intangible assets		$375

The pro forma OSI Geospatial consolidated operating results assuming the acquisition of CHI Systems Inc. had occurred as of December 1, 2004 are as follows:

	3 Months Ended August 31,		9 Months Ended August 31,
	2006	2005	2006	2005

Revenue	4,316	5,436	14,501	14,528
Net Loss	(766)	(105)	(2,028)	(1,448)
Net Loss per share — basic	(0.03)	(0.03)	(0.10)	(0.33)
Net Loss per share — diluted	(0.03)	(0.02)	(0.10)	(0.33)
Information regarding this acquisition can be found in the Company’s Business Acquisition Report, as filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .
b) Mapcon Mapping Consultants Inc.
On April 8, 2005, the Company acquired all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. (“Mapcon Mapping”) of Salt Lake City, Utah for cash consideration of $1.1 million. The acquisition was effective April 1, 2005. Mapcon Mapping was a privately-held land mapping company in the U.S. digital mapping production market. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2005 as reported in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .
6)	Accounts receivable

	August 31, 2006	November 30, 2005

Trade	$3,219	$6,218
Unbilled revenue	3,052	2,564
Technology Partnerships Canada contribution	246	625
Other	34	48
Allowance for doubtful accounts	(17)	(36)

	$6,534	$9,419

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
7)	Inventory

	August 31, 2006	November 30, 2005

Materials and components	$1,300	$938

8)	Capital Stock

a) Class A preference shares

The Company has 30,262 (November 30, 2005 — 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

b) Issued and outstanding common shares

During the nine months ended August 31, 2006, 24,000 preference shares were converted into 1,411,764 common shares with an aggregate fair market value of $928 thousand. The Preference shares were reduced by $669 thousand, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $239 thousand from additional paid in capital. The conversion resulted in an increase of $20 thousand to deficit.

c) Stock option plans

A summary of the status of the Company’s stock option plans at August 31, 2006 is as follows:

		Weighted average
	Number	exercise price

Outstanding — November 30, 2005	3,674,417	$0.84
Granted	247,500	0.67
Forfeited	(160,000)	0.82
Expired	(113,333)	0.89
Exercised	(90,000)	0.66

Outstanding and Exercisable — August 31, 2006	3,558,584	$0.83

Stock-based compensation

For the three and nine months ended August 31, 2006, the Company incurred non-cash stock-based compensation expense of $0 and $104 thousand respectively, related to stock options granted to the end of August 31, 2006 (three and nine month period ended August 31, 2005 — $24 thousand and $37 thousand). The expense was included in general and administrative costs and was recorded in additional paid-in capital.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant period:

	2006	2005

Risk-free interest rate	4.14%	2.20%
Volatility	53%	58%
Estimated average option lives	5 years	3 years
Dividend yield	0.0%	0.0%
d) Loss per share

	For the three months ended August 31,
	2006	2005

Loss per share — basic

Net loss for the period	$(766)	$(308)

Less: Accretion of discount on Class B preference shares	(187)	(169)
Class B preference share dividends	—	(279)
Excess of conversion consideration over carrying value of Class B preference shares Series 2 and beneficial conversion feature	—	(269)

Net loss available to common shareholders	$(953)	$(1,025)

Weighted average number of common shares outstanding — basic	32,891,635	27,556,109

Loss per share — basic	$(0.03)	$(0.04)

	For the three months ended August 31,
	2006	2005

Loss per share — diluted
Net loss for the period	$(766)	$(308)
Less: Accretion of discount on Class B preference shares	(187)	(3,270)
Excess of conversion consideration over carrying value of Class B preference shares Series 2 and beneficial conversion feature	—	(269)

Net loss available to common shareholders	$(953)	$(3,847)

Weighted average number of common shares outstanding — diluted	32,891,635	49,240,815

Loss per share — diluted	$(0.03)	$(0.08)

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

	For the nine months ended August 31,
	2006	2005

Loss per share — basic and diluted

Net loss for the period	$(1,998)	$(1,877)

Less: Class B preference share dividends	(527)	(481)
Accretion of discount on Class B preference shares	(549)	(598)
Accretion of beneficial conversion feature on Class B Series 2 preference shares	—	(3,881)
Excess of conversion consideration over carrying value of Class B preference shares Series 2 and beneficial conversion feature	—	(269)
Excess of carrying value of Class B Series 1 preference shares and beneficial conversion feature over repurchase consideration paid	—	300

Net loss available to common shareholders	$(3,074)	$(6,806)

Weighted average number of common shares outstanding — basic and diluted	32,160,508	27,510,254

Loss per share — basic and diluted	$(0.10)	$(0.25)

If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,975,426 common shares outstanding at August 31, 2006 (August 31, 2005 — 67,563,202). As a result of the exercise of all warrants and options, the company would receive cash of $13.9 million (August 31, 2005 — $12.9 million).

9)	Contingency

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and Mapcon Mapping Ltd.(formerly OSI Geomatics Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at August 31, 2006 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated. Management believe that the claims are without merit.

10)	Related party transactions

On April 11, 2005, E. Brinton Coxe, a director of the Company, assisted the Company in structuring and arranging the private placement financing. In consideration for his services, the Company paid him compensation of $672 thousand and 350,000 common share purchase warrants. The cash compensation of $672 thousand paid to Mr. Coxe included an adjustment in the amount of $13 thousand to reflect exchange rate changes between the U.S. dollar and Canadian Dollar. Mr. Coxe has also participated in the financing by purchasing 100 units personally.

On April 8, 2005, Gerald J. Shields was elected to our Board of Directors. Mr. Shields provides legal services to the company through a law firm in which he has an interest. The fees billed to the company by Mr. Shields’ firm for the three months and nine months ended August 31, 2006 were $18 thousand and $154 thousand, respectively (three and nine months ended August 31, 2005 —$8 thousand and $50 thousand).

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
11)	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and nine months ended August 31, 2006 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, future income tax payments that will result from the payment of Class B preference share dividends and, also, items not deductible for income tax purposes. The change in effective tax rate from 2005 to 2006 was due primarily to the effect of the change in valuation allowance.

At August 31, 2006, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is uncertainty of future realization.

	Three months ended August 31,		Nine months ended August 31,
	2006	2005	2006	2005
Deferred income tax expense (recovery)	$(60)	$73	$(67)	$(21)
Current income tax expense (recovery)	(87)	(14)	7	68

Income tax expense (recovery)	$(147)	$59	$(60)	$47

Effective tax rate	19%	(19%)	3%	(3%)

12)	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the Company’s audited consolidated annual financial statements for the year ended November 30, 2005 prepared in accordance with U.S. GAAP. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	Three Months Ended August 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
	Operations	Operations	Operations	Costs	Total

Revenue	$1,240	$2,022	$1,054	$—	$4,316
Gross profit	719	472	212	—	1,403
Technology Partnerships Canada — net	(172)	—	—	—	(172)
Interest expense	—	—	—	3	3
Income tax expense (recovery)	—	6	(210)	57	(147)
Net earnings (loss)	(91)	25	85	(785)	(766)
Plant and equipment expenditures	(4)	4	(2)	(2)	(4)
Intangible expenditures	1	10	5	—	16
Depreciation and amortization	$48	$77	$65	$1	$191

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

	Three Months Ended August 31, 2005
				Corporate and
	International	U.S. Systems		Public Company
	Systems Operations	Operations	Mapping Operations	Costs	Total

Revenue	$1,774	$—	$844	$—	$2,618
Gross profit	1,190	—	282	—	1,472
Technology Partnerships Canada — net	(242)	—	—	—	(242)
Interest expense	—	—	—	3	3
Income tax expense (recovery)	4	—	—	55	59
Net earnings (loss)	238	—	(12)	(534)	(308)
Plant and equipment expenditures	32	—	10	—	42
Intangible expenditures	—	—	43	—	43
Depreciation and amortization	$47	$—	$75	$1	$123

	Nine Months Ended August 31, 2006
				Corporate and
	International	U.S. Systems		Public Company
	Systems Operations	Operations	Mapping Operations	Costs	Total

Revenue	$4,958	$6,244	$2,917	$—	$14,119
Gross profit	3,012	1,439	741	—	5,192
Technology Partnerships Canada — net	(511)	—	—	—	(511)
Interest expense	—	—	—	15	15
Income tax expense (recovery)	(1)	(12)	218	(145)	60
Net earnings (loss)	169	75	(35)	(2,207)	(1,998)
Plant and equipment expenditures	42	19	24	(2)	83
Intangible expenditures	53	23	33	—	109
Depreciation and amortization	$145	$230	$201	$4	$580

	Nine Months Ended August 31, 2005
				Corporate and
	International	U.S. Systems		Public Company
	Systems Operations	Operations	Mapping Operations	Costs	Total

Revenue	$4,146	$—	$1,843	$—	$5,989
Gross profit	2,264	—	530	—	2,794
Technology Partnerships Canada — net	(761)	—	—	—	(761)
Interest expense	9	—	2	9	20
Income tax expense (recovery)	(54)	—	46	55	47
Net loss	(52)	—	(296)	(1,529)	(1,877)
Plant and equipment expenditures	102	—	23	—	125
Intangible expenditures	14	—	60	—	74
Depreciation and amortization	$132	$—	$150	$4	$286

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

				Corporate and
	International	U.S. Systems		Public Company
Total assets employed	Systems Operations	Operations	Mapping Operations	Costs	Total

As at August 31, 2006	$5,442	$10,339	$3,312	$544	$19,637

As at November 30, 2005	$17,649	$—	$3,553	$—	$21,202

Geographically, revenues reported are based on the location of the Company’s customers.

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2006	2005

Europe	$651	$741	$1,084	$2,306
Australia/New Zealand	149	342	933	984
United States	3,304	806	10,006	1,483
Canada	212	729	2,096	1,216

Total	$4,316	$2,618	$14,119	$5,989

Geographically, plant and equipment and intangible and other assets are reported based on location. At August 31, 2006 and November 30, 2005, all of the Company’s plant and equipment and intangible and other assets were located in Canada and the U.S. as follows:

	August 31, 2006
	Canada	U.S.	Total

Plant and equipment	$793	$216	$1009
Intangible and other assets	305	457	762

Total	$1,098	$673	$1,771

	November 30, 2005
	Canada	U.S.	Total

Plant and equipment	$817	$52	$869
Intangible and other assets	297	329	626

Total	$1,114	$381	$1,495

13)	Reconciliation of generally accepted accounting principles

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian GAAP, except for the differences below as follows:

(a) Under Canadian GAAP, for stock option awards granted by the Company after December 1, 2003, the Company is required to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method. As permitted by the standard, the Company had applied this change prospectively for new awards granted on or after December 1, 2003. Prior to December 1, 2005 under U.S. GAAP, the Company accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective December 1, 2005,

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
under U.S. GAAP the Company accounts for stock-based compensation to employees and directors in accordance with the fair value method of FASB Statement 123(R) “Accounting for Stock-based Compensation”

(b) Under Canadian GAAP, there is no requirement to record the beneficial conversion feature and accretion of discount when preference shares are issued with attached warrants. For U.S. GAAP purposes, during the fiscal years 2003 and 2005 the Company recorded beneficial conversion features of $455 thousand and $3,881 thousand, respectively, on the issuance of Class B preference shares Series 1 and 2, as a reduction to the net earnings available to common shareholders calculated on the effective conversion price of the preference shares to common shares based on the proceeds allocated to the preference shares. In both cases, the conversion feature of the preference shares vested immediately and the Company recorded the accretion of the full amount of the beneficial conversion feature. For both the Series 1 and Series 2 Class B preference shares, the discount on these shares that resulted from the allocation of the gross proceeds to the Class B preference shares and to the attached warrants is accreted over the five-year life of the warrants. This resulted in an accretion of $185 thousand and $548 thousand to deficit for the three and nine months ended August 31, 2006, respectively ($415 thousand and $443 thousand for the three and nine months ended August 31, 2005).

(c) Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value, however for derivatives in hedging relationships, Canadian GAAP does not specify how such derivatives should be recorded. As a result, under Canadian GAAP in some instances derivatives may not be recorded on the balance sheet. Under U.S. GAAP it is required that all derivatives be recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income. With respect to the ineffective portion of derivative’s changes in fair value, the Company had a foreign exchange loss of $9 thousand for the three months ended August 31, 2006 and a foreign exchange gain of $3 thousand for the nine months ended August 31, 2006 (foreign exchange loss of nil and $7 thousand for the three and nine months ended August 31, 2005) under U.S. GAAP which has not been recorded under Canadian GAAP.

(d) Under Canadian GAAP, the Company was not required to record stock-based compensation for stock options granted to third parties prior to December 1, 2001. Under U.S. GAAP, the Company is required to record stock-based compensation for options granted to third parties based on the fair value method as required by SFAS 123(R) retroactive for all prior periods. These stock based compensation transactions, result in differences of $649 thousand (August 31, 2005 — $649 thousand) when compared to the same balances as previously reported under Canadian GAAP.

(e) For Canadian GAAP financial statement purposes, the Company’s 30,262 (November 30, 2005 - 30,262) Class A preference shares have been presented at a nominal value. For U.S. GAAP financial statement purposes, these shares have been presented at a value of $19 thousand.

(f) For Canadian GAAP financial statement purposes, the Company has recorded a cumulative translation adjustment of $2.6 million (at November 30, 2005 $2.3 million) which is a separate component of shareholders’ equity. For U.S. GAAP purposes changes in the cumulative translation adjustment are included as a component of accumulated other comprehensive income.

OSI Geospatial Inc.	U.S. GAAP
Notes to the Consolidated Financial Statements (unaudited)
Three and Nine Months Ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
(g) If Canadian GAAP were followed:
i)	the effect on the Consolidated Statements of Earnings would be:

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2006	2005

Net loss, U.S. GAAP	$(766)	$(308)	$(1,998)	$(1,877)
Adjustment for stock-based compensation (a),(d)	—	(421)	—	(611)
Adjustment for loss on derivative (c)	3	1	3	7

Net loss, Canadian GAAP	(763)	(728)	(1,995)	(2,481)

Net loss available to common shareholders, Canadian GAAP	$(763)	$(728)	$(2,522)	$(2,962)

Basic and diluted earnings (loss) per common share, Canadian GAAP	(0.02)	(0.03)	(0.08)	(0.11)
Weighted average number of common shares, basic and diluted, Canadian GAAP	32,891,635	27,556,109	32,160,508	27,510,254
ii)	Balance Sheet items which would differ under Canadian GAAP are as follows:

	August 31, 2006	November 30, 2005

Common shares (d)	$16,235	$14,724
Class B Series 2 preference shares (b)	7,488	8,517
Additional paid in capital (a), (b)	383	613
Accumulated Deficit (a), (b), (c), (d), (f)	12,679	11,216
Cumulative translation adjustment (f)	—	—
Accounts receivable (c)	6,530	—

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the three and nine months ended August 31, 2006
OSI Geospatial Inc.
107 — 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis (“MD&A”) provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the three and nine months ended August 31, 2006 in comparison with those for the three and nine months ended August 31, 2005. The following discussion should be read in conjunction with the unaudited consolidated interim financial statements of OSI Geospatial, including the notes thereto, for the three and nine months ended August 31, 2006, and the audited annual consolidated financial statements prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and the MD&A for the year ended November 30, 2005 as set out in our 2005 annual report. Except where otherwise indicated, the reader may assume that the economic and industry factors are substantially unchanged from the 2005 year-end MD&A.
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. All references in this report to financial information concerning OSI Geospatial are in accordance with U.S. GAAP and all dollar amounts are in thousands of U.S. dollars unless otherwise indicated. A reconciliation of our current and prior period results to Canadian generally accepted accounting principles (“Canadian GAAP”) is provided in note 13 of the notes to the interim consolidated financial statements.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated October 10, 2006.
© 2006 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
OVERVIEW
Founded in 1977 and headquartered in North Vancouver, Canada, OSI Geospatial designs, develops, and markets software and systems for enhancing situational awareness in command, control, communications, and intelligence applications.
We are the market leader in military navigation systems. Our advanced software and systems strengthen the analytical and decision-making ability of navies and commercial maritime operators around the world by enabling them to know their precise location as well as the details of their surroundings.
Our principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course, and speed, against a background of fixed obstacles and other navigational hazards. We have developed a strong market position in military navigation, and ECPINS® has been deployed with the Canadian and United States Coast Guards, the Royal Australian Navy, the Canadian Navy, the Royal Danish Navy, the Royal New Zealand Navy, the Royal Norwegian Navy, the Royal Navy of the United Kingdom and the United States Navy. Six NATO and allied navies have adopted our systems as their fleet standard.
In the second quarter of 2006, we released a new Integrated Electronic Chart Display and Information System (ECDIS) and Simplified Voyage Data Recorder (S-VDR) for the commercial shipping market. This new product will enable commercial ship operators to benefit from our world-leading navigation technology while meeting newly mandated International Maritime Organization (IMO) carriage requirements. Under the latest IMO carriage requirements, all existing ships over 3,000 gross tons engaged in international voyages must install an S-VDR by July 1, 2010. We are working with Radio Holland Group to provide our customers with installation, maintenance, and certification services in major ports around the world.
The need for interoperability during coalition operations combined with a growing emphasis on geospatial intelligence to support strategic decision-making is driving demand for enhanced situational awareness in land and air systems. Our advanced technology systems provide critical capability for defense and intelligence forces by enabling multiple users to share information from a variety of data sources. Our command and control applications address the needs of the Navy, Army, Air Force, Special Forces and joint forces operations.
Our Common Operational Picture product line launched in 2003 targets command and control, mission planning, navigation and mobile asset management applications for the situational awareness market. In November 2005, we were contracted for its first full deployment with the Royal Danish Navy and in May 2006 we won a $1.8 million sale to the U.S. Navy through L-3 Communications Marine Systems.
In 2002, the company entered the land-based mapping market, utilizing the skills and experience gained in the production and distribution of marine charts. Through our U.S. mapping operations, we have developed visibility in high growth areas of the mapping market and are focused on securing prime contract work in the U.S. with government, military, and commercial customers.
Our long-term goal is to become the leading provider of software and systems for enhancing situational awareness in command, control, communications, and intelligence applications. We plan to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies. In addition, we are pursuing strategic alliances, investments, and acquisitions that are complementary to our existing lines of business.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
SELECTED DATA
The following tables contain financial information that is derived from the unaudited consolidated financial statements for the nine months ended August 31, 2006 and from the audited consolidated financial statements for the year ended November 30, 2003, 2004 and 2005.

	For the nine months ended		For the year ended
Operations:	August 31		November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Revenue	14,119	5,989	11,127	10,411	8,102
Gross profit	5,192	2,794	5,430	6,019	4,469
Gross profit percentage	37%	47%	49%	58%	55%
Net earnings (loss)	(1,998)	(1,877)	(2,749)	191	325
Net loss attributable to common shareholders	(3,074)	(6,806)	(8,428)	(45)	(398)

Loss per share — basic and diluted	(0.10)	(0.25)	(0.30)	(0.00)	(0.02)
Weighted average common shares outstanding — basic	32,160,508	27,510,254	27,989,832	27,147,246	25,977,123
Weighted average common shares outstanding — diluted	32,160,508	27,510,254	27,989,832	29,856,412	27,142,492

Financial position:	At August 31		At November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Cash and cash equivalents, including marketable securities and restricted cash	1,049	9,862	8,412	212	2,949
Working capital(1)	6,057	15,822	15,245	6,986	6,125
Current assets	9,731	17,994	19,301	9,242	7,943
Total assets	19,637	20,008	21,202	10,377	8,982
Current liabilities	3,674	2,172	4,056	2,256	1,817
Long term liabilities	227	—	201	—	103
Total liabilities	3,901	2,172	4,257	2,256	1,920
Shareholders’ equity	15,736	17,836	16,945	8,122	7,062

(1) Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

Dividends declared	During the nine months ended
per share:	August 31		During Year ended November 30
	2006	2005	2005	2004	2003
	$	$	$	$	$
Common shares	—	—	—	—	—
Class A preference shares	—	—	—	—	—
Class B preference shares — series 1	—	—	2.24	3.05	0.64
Class B preference shares — series 2	1.59	0.41	3.41	—	—
For the nine months ended August 31, 2006, we have delivered engineering services, software and system products to the U.S. Army, U.S. Navy, Royal Australian Navy through Nautronix Ltd., the Royal Navy of the United Kingdom, and the Canadian Navy.
Our results are primarily influenced by the level, timing, and duration of customer orders and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The increase in revenue for the nine months ended August 31, 2006 as compared to the nine months ended August 31, 2005 is largely due to the addition of $6.2 million in land and air systems revenue gained through our recent U.S. Systems acquisition. Our revenue is influenced by the timing of new contracts that are awarded and the delivery schedules of existing contracts.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.
The lower gross profit percentage for the nine months ended August 31, 2006 as compared to the nine months ended August 31, 2005 is the result of lower software revenue and the addition of engineering services revenue generated in our acquired operations. Software revenue generates more favorable margins than our other revenue streams and services revenue generates less favorable margins than other revenue streams.
RESULTS OF OPERATIONS
Overall Performance

Three months ended August 31	2006	2005	2006 to 2005
Loss before income taxes	$(913)	$(249)	$(664)

Net loss	$(766)	$(308)	$(458)

Net loss attributable to common shareholders	$(953)	$(1,025)	$72

Loss per share — basic	(0.03)	(0.04)	0.01

Loss per share — diluted	$(0.03)	$(0.08)	$0.05

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

Nine months ended August 31	2006	2005	2006 to 2005

Loss before income taxes	$(2,058)	$(1,830)	$(228)

Net loss	$(1,998)	$(1,877)	$(121)

Net loss attributable to common shareholders	$(3,074)	$(6,806)	$3,732

Loss per share — basic and diluted	$(0.10)	$(0.25)	$0.15

The net loss reported in the nine months ended August 31, 2006 was largely driven by lower gross profit percentage driven by the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at August 31, 2006, total backlog was $35.2 million compared to $17.1 million at August 31, 2005.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at August 31, 2006 was at $14.9 million compared to $9.8 million at August 31, 2005.
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at August 31, 2006 was at $20.3 million compared to $7.3 million at August 31, 2005.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts award can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Revenue

		% of		% of
		total		total
Three months ended August 31	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$1,240	29	$1,774	68	$(534)
Land and air systems	2,022	47	—	—	2,022
Mapping	1,054	24	844	32	210

	$4,316	100	$2,618	100	$1,698

		% of		% of
		total		total
Nine months ended August 31	2006	revenue	2005	revenue	2006 to 2005

Marine systems	$4,958	35	$4,146	69	$812
Land and air systems	6,244	44	—	—	6,244
Mapping	2,917	21	1,843	31	1,074

	$14,119	100	$5,989	100	$8,130

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 44% of our revenue for the nine months ended August 31, 2006. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 35% and 69% in the nine months ended August 31, 2006 and 2005, respectively.
In August 2006 we were awarded two large contracts. Our U.S. Systems Operations business unit was awarded contracts totaling approximately $1.4 million by the U.S. Army. Under the contract terms, the company will further develop and enhance its command and control technology to meet U.S. Army operational requirements. Work will be performed over the next 8 months. Our International Systems Operations business unit was awarded a contract totaling approximately $1.9 million by the Royal New Zealand Navy. Under the contract terms, we will provide the Royal New Zealand Navy maintenance support including hardware and software updates, help desk and training services over a ten year period. The contract also establishes a set rate structure for customer directed engineering services to be provided on an as required basis.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services for the three months ended August 31, 2006 were U.S. Navy’s Naval Aviation, U.S. Army, the Royal Navy of the United Kingdom through Lockheed-Martin UK, and BAE Systems. Revenue from these customers accounted for 73.4% of the consolidated revenue. The main customers for our products and services for the nine months ended August 31 2006 were the U.S. Navy’s Naval Aviation, U.S. Army, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 70.2% of the consolidated revenue.
The main customers for the Company’s products and services for the three months ended August 31, 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, Teekay Shipping, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 53% of the consolidated revenue. The main customers for the Company’s products and services for the nine months ended August 31, 2005 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal New Zealand Navy through Air Affairs Ltd., Teekay Shipping, the Canadian Navy, and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 59% of the consolidated revenue.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Revenue by Segment

		% of		% of
		total		total
Three months ended August 31	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$1,240	29	$1,774	68	$(534)
U.S. Systems operations	2,022	47	—	—	2,022
Mapping operations	1,054	24	844	32	210

	$4,316	100	$2,618	100	$1,698

		% of		% of
		total		total
Nine months ended August 31	2006	revenue	2005	revenue	2006 to 2005

International Systems operations	$4,958	35	$4,146	69	$812
U.S. Systems operations	6,244	44	—	—	6,244
Mapping operations	2,917	21	1,843	31	1,074

	$14,119	100	$5,989	100	$8,130

Revenue from the International Systems operations for the three months ended August 31, 2006 decreased 30% and for the nine months ended August 31, 2006 increased 20% respectively due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations has no comparatives as this revenue comes from CHI Systems Inc., which was acquired December 15, 2005.
Revenue from our Mapping operations for the three and nine months ended August 31, 2006 as compared to the three and nine months ended August 31, 2005 increased 25% and 58% respectively primarily the result of changes in our strategy implemented to improve our market position in the U.S. through the acquisition of a U.S. land mapping company based in Salt Lake City, Utah.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

Three months ended August 31	2006	2005	2006 to 2005

Gross profit	$1,403	$1,472	$(69)
Gross profit percentage	32%	56%	(24)%

Nine months ended August 31	2006	2005	2006 to 2005

Gross profit	$5,192	$2,794	$2,398
Gross profit percentage	37%	47%	(10)%

Gross profit decreased by 5% in the three months ended August 31, 2006 compared to the three months ended August 31, 2005 and the gross profit percentage was 24% lower period-over-period. Gross profit increased by 86% in the nine months ended August 31, 2006 compared to the nine months ended August 31, 2005 while the gross profit percentage was 10% lower period-over-period. The reduced gross profit percentage compared to the prior nine month period is due to lower software sales realized in the third quarter of fiscal 2006 in combination with the addition of lower margin revenue in our acquired operations.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Gross Profit by Segment

Three months ended August 31	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$719	$1,190	$(471)
U.S. Systems operations	472	—	472
Mapping operations	212	282	(70)

Consolidated operations	$1,403	$1,472	$(69)

Gross profit percentage:
International Systems operations	58%	67%	(9)%
U.S. Systems operations	23%	—	23%
Mapping operations	20%	33%	(13)%

Consolidated operations	32%	56%	(24)%

Nine months ended August 31	2006	2005	2006 to 2005

Gross profit:
International Systems operations	$3,012	$2,264	$748
U.S. Systems operations	1,439	—	1,439
Mapping operations	741	530	211

Consolidated operations	$5,192	$2,794	$2,398

Gross profit percentage:
International Systems operations	61%	55%	6%
U.S. Systems operations	23%	—	23%
Mapping operations	25%	29%	(4)%

Consolidated operations	37%	44%	(7)%

Gross profit from the International Systems operations decreased 40% and gross profit percentage was 9% lower for the three months ended August 31, 2006 when compared to the same period last year. Gross profit increased 33% for the nine months ended August 31, 2006 compared to the nine months ended August 31, 2005. The decreases in gross profit in the three months ended August 31, 2006 compared to the prior year are a result of decreased revenues and the mix of contracts having lower gross profit percentages. The increases in the first nine months of fiscal 2006 are the result of higher revenues in the International Systems operations and an increase in our high margin software revenue compared to the first nine months of fiscal 2005.
Gross profit from the U.S. Systems operations did not exist for the nine months ended August 31, 2005 as CHI Systems was acquired in the current year.
Gross profit from the Mapping operations for the three months ended August 31, 2006 decreased 25% compared to the same period last year. Gross profit for the nine months ended August 31, 2006 increased 40% compared to the same period last year. The increases are the result of our successful entrance into the U.S. mapping market through the acquisition of Mapcon Mapping. Gross profit percentage decreased 13% and 4% period over period respectively, consistent with the mix of contracts in the business unit.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Operating Expenses

		% of		% of
		total		total
Three months ended August 31	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$1,460	34%	$863	33%	$597
Engineering	389	9%	410	16%	(21)
Sales and marketing	510	12%	566	22%	(56)

		% of		% of
		total		total
Nine months ended August 31	2006	revenue	2005	revenue	2006 to 2005

General and administrative	$4,320	31%	$2,542	42%	$1,778
Engineering	1,382	10%	1,043	17%	339
Sales and marketing	1,668	12%	1,559	26%	109
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses, and other income.
G&A increased by 69% for the three months ended August 31, 2006 and by 70% for nine months ended August 31, 2006 compared to the same periods last year. As a percentage of revenue, G&A was higher by 1% compared to the same three month period last year and 11% lower when compared to the same nine month period last year. The dollar increases for the third quarter of 2006 over the third quarter of 2005, and the first nine months of 2006 over first nine months of 2005 are the result of the addition of our U.S. Systems operations and the increase of staff to support our growth plans.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering costs decreased by 5% for the three months ended August 31, 2006 and increased by 32% in the nine months ended August 31, 2006 compared to the same periods last year. The increases are related to higher staff levels and expenses for new product activities for the nine months ended August 31, 2006 and approximately $200 thousand in engineering labor costs charged to cost of sales from Engineering for the nine months ended August 31, 2005 compared to the nine months ended August 31, 2006, where there were no costs similarly charged. These engineering labor costs were to support the needs of specific customer orders. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses decreased by 10% for the three months ended August 31, 2006 and increased by 7% in the nine months ended August 31, 2006 compared to the periods in fiscal 2005. The increase in S&M expenses are primarily due to the addition of our U.S. Systems operations. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Depreciation and Amortization

Three months ended August 31	2006	2005	2006 to 2005

Depreciation and amortization	$142	$77	$65

Nine months ended August 31	2006	2005	2006 to 2005

Depreciation and amortization	$412	$185	$227
Total depreciation and amortization increased by 84% for the three months ended August 31, 2006 and increased by 123% in the nine months ended August 31, 2006 over the same periods for the previous year reflecting our U.S. acquisition in the period, the mix of plant and equipment at August 31, 2006, and the amortization of intangibles related to our U.S. acquisitions. For the nine months ended August 31, 2006 and 2005, a portion of the depreciation, $189 and $95 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended August 31	2006	2005	2006 to 2005

Interest expense	$3	$3	$—

Nine months ended August 31	2006	2005	2006 to 2005

Interest expense	$15	$20	$(5)
Interest expense decreased in the first nine months of fiscal 2006 over the first nine months of fiscal 2005 as the result of the company not utilizing our operating line credit facility of $2.0 million.
Interest income

Three months ended August 31	2006	2005	2006 to 2005

Interest income	$—	$60	$(60)

Nine months ended August 31	2006	2005	2006 to 2005

Interest income	$20	$92	$(72)
Interest income decreased in the first nine months of fiscal 2006 as the result of the company having surplus cash for the period after the Preferred Share financing closed on April 11, 2005 until the acquisition of CHI Systems on December 14, 2005.
Foreign Exchange

Three months ended August 31	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$(18)	$104	$(122)

Nine months ended August 31	2006	2005	2006 to 2005

Foreign exchange loss (gain)	$(18)	$128	$(146)
Foreign exchange gain and loss is the result of exchange rate movements of the Australian dollar which were in the company’s favor during the three and nine months ended August 31, 2006, as compared to the nine months ended August 31, 2005.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Technology Partnerships Canada

Three months ended August 31	2006	2005	2006 to 2005

Royalty	$55	$56	$(1)
Contribution	(227)	(298)	71

Nine months ended August 31	2006	2005	2006 to 2005

Royalty	$220	$131	$89
Contribution	(731)	(892)	161
The company has entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities to be completed on or before March 31, 2007. The contributions we received are based on the eligible expenditures we make during each period. As at August 31, 2006 the Company has received the entire $2.9 million of the eligible TPC contributions.
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
Income Taxes

Three months ended August 31	2006	2005	2006 to 2005

Deferred income tax expense (recovery)	$(60)	$73	$(133)
Current income tax expense (recovery)	(87)	(14)	(73)

Nine months ended August 31	2006	2005	2006 to 2005

Deferred income tax expense (recovery)	$(67)	$(21)	$(46)
Current income tax expense (recovery)	7	68	(61)
Based on the information available at the time of the issue of the audited annual financial statements for the year ended November 30, 2005, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our Canadian approximately $5 million non-capital losses carried forward and other Canadian tax balances. We have recognized deferred tax recovery in the nine months ended August 31, 2006 related to year-to-date losses recognized and temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in the current fiscal year. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES

	August 31, 2006	November 30, 2005	2006 to 2005

Cash and cash equivalents	$913	$8,222	$(7,309)
Current assets	9,731	19,301	(9,570)
Current liabilities	3,674	4,056	(382)
Working capital (1)	6,057	15,245	(9,188)

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with line of credit borrowings of $2.0 million available under our revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. We expect cash flow from operations will continue to improve for the remainder of the year as scheduled contract milestone payments will be made on several contracts. The expenditures associated with these contracts have been incurred in prior periods.
At August 31, 2006 our current assets and working capital decreased primarily due to the acquisition of our U.S. Systems operations.
We have credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At August 31, 2006, we had no borrowings against our Canadian or U.S. dollar operating line. We have an operating line of $2.0 million available with a Canadian chartered bank collateralized by accounts receivable. During fiscal 2005, we utilized the facility which increased interest expense for the year. There were no borrowings in the nine months ended August 31, 2006. We had issued a standby letter of credit totaling Australian $284 thousand during fiscal 2005. We had utilized the standby letter of credit to support certain performance obligations to our customers. This standby letter of credit has since been cancelled. We utilize our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Three months ended August 31	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$(525)	$(271)	$(254)
Investing activities	—	(129)	129
Financing activities	53	(202)	255
Exchange impact on acquired cash balances	(34)	(388)	354

Nine months ended August 31	2006	2005	2006 to 2005

Cash flows provided by (used in):
Operating activities	$1,405	$318	$1,087
Investing activities	(8,333)	(1,390)	(6,943)
Financing activities	(468)	11,096	(11,564)
Exchange impact on acquired cash balances	87	(560)	647
Cash flows provided by operating activities for the nine months ended August 31, 2006, were the result of the decrease in accounts receivable offset by the loss for the nine months ended August 31, 2006 and a decrease in accounts payable and accrued liabilities. Cash flows used by operating activities for the three months ended August 31, 2006 were the result of the decrease in accounts receivable offset by the decrease in accounts payable.
Cash flows used in investing activities for the nine months ended August 31, 2006 were primarily reflective of our U.S. systems acquisition as well as the acquisitions of plant, equipment and intangibles commensurate with our plans to obtain additional systems and facilities to accommodate our current and future anticipated growth. Cash flows used in investing activities for the three months ended August 31, 2006 were the result of acquisitions of intangible and other assets offset by a decrease in marketable securities.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Cash flows used in financing activities for the nine months ended August 31, 2006 were the result of Class B preference share dividends paid. Cash flows provided from financing activities for the nine months ended August 31, 2005 were the net of proceeds of the Class B preference share financing reduced by the Class B preference share dividends paid.
As a result of the above mentioned changes, cash decreased by $7.3 million and a foreign exchange benefit of $87 thousand was realized for the nine months ended August 31, 2006. For the three months ended August 31, 2006, cash decreased by $506 thousand and a $34 thousand foreign exchange detriment was realized.
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the company into the future.
Contractual Obligations

	Payments due by period
		Less
		than 1	1 to 3	4 to 5	After 5
	Total	year	years	years	years

Facility leases	$1,596	$532	$521	$426	$117
Equipment leases	56	38	16	2	—

Total contractual obligations	$1,652	$570	$537	$428	$117

Off-Balance Sheet Arrangements
Guarantees
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
Transactions with Related Parties
In the second quarter of 2005, E. Brinton Coxe, a member of our Board of Directors, became a related party by virtue of the fact that we have paid him compensation of $672 thousand and 350,000 common share purchase warrants in consideration of the provision of advisory services in connection with the private placement completed on April 8, 2005. Mr. Coxe has also participated in the financing by purchasing 100 units personally. Mr. Coxe was paid an additional $120 thousand for professional services provided during the year. For the nine months ended August 31, 2006, $21 thousand was charged to expenses.
On April 8, 2005, Gerald J. Shields was elected to our Board of Directors. Mr. Shields provides legal services to the company through a law firm in which he has an interest. The fees billed to the company by Mr. Shields’ firm for the three months and nine months ended August 31, 2006 were $18 thousand and $154 thousand, respectively (three and nine months ended August 31, 2005 –$8 thousand and $50 thousand).

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
Proposed Transactions
We are not currently engaged in any proposed transactions.
SELECTED QUARTERLY DATA
The following tables contain financial information that is derived from the unaudited consolidated financial statements from the named periods.

	August 31	May 31	February 28	November 30
For the three months ended	2006	2006	2006	2005

Revenue	$4,316	$6,140	$3,663	$5,137
Gross profit	1,403	2,595	1,194	2,636
Gross profit percentage	32%	42%	33%	51%
Net loss	(766)	(2)	(1,230)	(895)
Net loss attributable to common shareholders	(953)	(715)	(1,406)	(1,555)

Loss per share — basic and diluted	(0.03)	(0.02)	(0.05)	(0.06)

	August 31	May 31	February 28	November 30
For the three months ended	2005	2005	2005	2004

Revenue	$2,618	$1,533	$1,838	$3,054
Gross profit	1,472	317	1,005	1,640
Gross profit percentage	56%	21%	55%	54%
Net loss	(308)	(1,370)	(199)	(183)
Net loss attributable to common shareholders	(1,025)	(5,560)	(3,042)	(218)

Loss per share — basic and diluted	(0.04)	(0.20)	(0.11)	(0.01)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended November 30, 2005 as contained in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .
CHANGE IN REPORTING CURRENCY
Effective March 1, 2006 the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the cumulative translation adjustment.
Prior to March 1, 2006 the reporting currency of the company was Canadian dollars.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
CHANGES IN ACCOUNTING POLICIES
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123(R)”) a revision to SFAS 123. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or prospective recognition.
Prior to December 1, 2005, the company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APBO 25”) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”). The company generally did not recognize stock-based compensation costs in its Consolidated Statements of Earnings (Loss) for periods prior to December 1, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.
Effective December 1, 2005, the company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, stock-based compensation cost recognized in the first three months of 2006 includes (a) compensation costs for all unvested stock-based awards based on the grant-date fair value, including those granted, modified or settled prior to September 1, 2005, that were previously disclosed on a pro forma basis, and (b) compensation cost for all stock-based awards granted subsequent to December 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) .
As a result of adopting SFAS 123(R) on December 1, 2005, the company’s loss from operations, loss before income taxes and net loss for the nine months ended August 31, 2006 increased by $10,533.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
We use foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars, and euros. The purpose of our hedging activities is to reduce the level of exposure to exchange rate movements. At August 31, 2006 we had a foreign exchange forward contract to sell Australian $500 thousand and buy Canadian funds. The exchange rates set in the foreign exchange forward contracts are Canadian $0.8602 for Australian $1.00. The contracts mature September 29, 2006. At August 31, 2006 we also had foreign exchange forward contracts to sell U.S. $932,491 and buy Canadian funds. The exchange rates set in the foreign exchange forward contracts ranged between Canadian $1.0981 and $1.1239 for U.S. $1.00. The contracts mature between September 29, 2006 and January 31, 2007.
Derivative financial instruments are utilized by the company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. We formally document the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. We assess, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.
Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges are adjusted to fair value through income or loss. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities, or firm commitments through income or loss, or recognized in other comprehensive income or loss until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income or loss. The requirement to record derivatives at their fair market value has not had a material impact on our financial statements.

OSI Geospatial Inc.
Management’s Discussion and Analysis
Three and nine months ended August 31, 2006 and 2005
(expressed in thousands of U.S. dollars)
DISCLOSURE OF OUTSTANDING SHARE DATA
As at September 30, 2006, we had 32.9 million issued and outstanding common shares and 3.5 million outstanding stock options. We also had 30,262 issued and outstanding class A preference shares and 317,240 issued and outstanding class B Series 2 preference shares convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 18.7 million common shares. Also at September 30, 2006, we had 13.8 million outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13.8 million common shares.
If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,975,426 common shares outstanding at August 31, 2006 (August 31, 2005 — 67,563,202). As a result of the exercise of all warrants and options, the company would receive cash of $13.9 million (August 31, 2005 — $12.9 million).
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations substantially unchanged as discussed in the company’s MD&A for the year ended November 30, 2005 as contained in our 2005 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov .

Form 52-109FM2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer of OSI Geospatial Inc., certify that:
I, Ken Kirkpatrick, President and Chief Executive Officer of OSI Geospatial Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ending August 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: October 16, 2006

/s/ “Ken Kirkpatrick ”

Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109FM2 — Certification of Interim Filings
I, John T. Sentjens, Vice President Finance of OSI Geospatial Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ending August 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: October 16, 2006

/s/ “John T. Sentjens ”

John T. Sentjens
Vice President Finance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: October 18, 2006